Exhibit 99.1

FOR IMMEDIATE RELEASE

YULONG Receives Positive Nasdaq Listing Determination;

To Resume Trading on Nasdaq

PINGDINGSHAN, China, October 2, 2017 -- Yulong Eco-Materials Limited (the “Company”)(Nasdaq: YECO), today announced that on September 28, 2017, the Nasdaq Listing and Hearing Review Council (the “Listing Council”) determined to overturn the Nasdaq Hearings Panel’s (the “Panel”) decision to delist the Company’s securities from The Nasdaq Capital Market issued on July 7, 2017. Accordingly, trading in the Company’s securities will resume on Nasdaq on October 2, 2017.

As previously reported, the Panel decided to delist the Company’s securities because the Panel lacked confidence that the Company could file its Form 10-K for the fiscal year ended June 30, 2016 and its Forms 10-Q for the quarters ended September 30 and December 31, 2016, by the previously established Panel deadline of August 31, 2017, as required by Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”). The Company appealed the Panel’s determination to the Listing Council on July 21, 2017. After carefully considering the entire record, the Listing Council determined that the Company had regained compliance with the Filing Requirement by August 31, 2017 and that the Panel acted too hastily in revoking the Company’s previously granted exception period.

The Company is currently under a grace period within which to regain compliance with the $1.00 per share minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2), that will expire on October 3, 2017. The Company does not expect to regain compliance with that requirement by the deadline and the Nasdaq Staff has indicated that it does not believe the Company is eligible for an automatic second 180-day grace period, given that the Company’s market value of publicly held shares is currently below the $1,000,000 requirement for continued listing on The Nasdaq Capital Market, as set forth in Listing Rule 5550(a)(5). In that regard, the Company anticipates receiving a notice of non-compliance with the market value of publicly held shares requirement in the next several days. Such notice should provide the Company with an additional grace period within which to regain compliance with that requirement. Given that the Staff has indicated its belief that the Company is not eligible for a second grace period for the bid price requirement, the Company also anticipates receiving a new notice of non-compliance with the bid price requirement that would subject the Company to delisting unless the Company requests a hearing before a new Panel. Such new Panel would have the discretion, pursuant to the Nasdaq Listing Rules, to grant the Company up to an additional 180 days to regain compliance, measured from the date of the forthcoming notice. The Company intends to request the hearing at which it will present its plan for regaining and sustaining compliance with all applicable continued listing criteria; the hearing request will stay any suspension or delisting action until the hearing and the expiration of any additional extension of time granted by the new Panel. It is currently anticipated that the hearing would be held in the second half of November or the first of half of December.

About Yulong Eco-Materials

Yulong Eco-Materials Ltd. (“Yulong” or the “Company”) is incorporated in Cayman Island and is located in Pingdingshan City, Henan Province, China. Yulong is the leading producer of eco-friendly fly-ash bricks and concrete in Pingdingshan. The Company has a market share of 51% in the brick market and 30% in the concrete market in Pingdingshan in both fiscal year 2014 and 2013. The Company currently owns its assets and conducts its operations through its subsidiary, Zhengzhou Xing De Enterprise Management & Consulting Co., Ltd.

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. The words or phrases “plans,” “would be,” “will allow,” “intends to,” “may result,” “are expected to,” “will continue,” “anticipates,” “expects,” “estimate,” “project,” “indicate,” “could,” “potentially,” “should,” “believe,” “think,” “considers” or similar expressions are intended to identify “forward-looking statements.” These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

Contact:

Yulong Zhu, CEO

Email: yulongeco@163.com

Website: http://www.yulongecomaterials.com